

April 30, 2019

Jason T. Liberty
Chief Financial Officer and Executive Vice President
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, FL 33132-2096

> **Re: Royal Caribbean Cruises Ltd.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 22, 2019**
> **File No. 001-11884**

Dear Mr. Liberty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Executive Overview, page 46

1. Please refer to comment two in your response letter dated May 3, 2017. In this regard, we note your intended disclosure in future filings to discuss changes in comparable GAAP measures with equal or greater prominence when discussing non-GAAP measures, specifically a discussion on "gross yields" in the case of "net yields on a constant currency basis", "gross cruise costs" in the case of "net cruise costs excluding fuel" and "onboard revenues" in the case of "net onboard revenue on a constant currency basis." It appears that the discussion in the Executive Overview on page 46 of the non-GAAP measures "net yields on a constant-currency basis", "net onboard revenue", and "net cruise costs excluding fuel" is not balanced with a discussion on GAAP measures with equal or greater prominence. Please advise.

Note 4. Revenues, page F-18

2.   We note that rewards are offered to guests through loyalty programs. Please tell us your consideration of identifying the points awarded to guests as a separate performance obligation and allocating the transaction price (i.e. cost of a cruise ticket) to the cruise and the loyalty points. See ASC 606-10-25-14 and ASC 606-10-55-353 through 356.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Theresa Brillant at 202-551-3307 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters.

   Sincerely,

   Division of Corporation Finance
   Office of Transportation and Leisure